                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F.[X]                    Form 40-F.[ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes . [ ]                        No.[X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

      China Southern Airlines Company Limited (the "Company") on April 26, 2005 published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the annual results 2004 of the Company. A copy of the English announcement is included in this Form 6-K of the Company.

                           [LOGO] [CHINESE CHARACTERS]

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
           (A joint stock limited company incorporated in the People's
                   Republic of China with limited liability)
                               (STOCK CODE: 1055)

                               2004 ANNUAL RESULTS

The board (the "Board") of directors (the "Directors") of China Southern Airlines Company Limited (the "Company") hereby announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December, 2004 together with the comparative figures for the corresponding year of 2003 as follows:

FINANCIAL RESULTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

      CONSOLIDATED INCOME STATEMENT

                                                                                                           2004
                                                                                                          VS 2003
                                                       FOR THE YEAR ENDED 31 DECEMBER,                   INCREASE/
                                                    2004         2003          2004           2004       (DECREASE)
                                        Note   RMB MILLION   RMB Million    HK$ MILLION    US$ MILLION        %
                                        ----   -----------   -----------    -----------    -----------   ----------
Traffic revenue:
Passenger                                         21,100        15,010         19,889          2,550        40.6
Cargo and mail                                     2,244         1,955          2,115            271        14.8
                                                  ------        ------         ------          -----
                                                  23,344        16,965         22,004          2,821        37.6
Other operating revenue                              630           505            594             76        24.8
                                                  ------        ------         ------          -----
Total operating revenue                   3       23,974        17,470         22,598          2,897        37.2
                                                  ------        ------         ------          -----
Operating expenses:
Flight operations                                 10,418         7,070          9,820          1,259        47.4
Maintenance                                        3,459         2,589          3,261            418        33.6
Aircraft and traffic servicing                     3,503         2,767          3,302            423        26.6
Promotion and sales                                1,940         1,480          1,829            234        31.1
General and administrative                         1,323         1,053          1,247            160        25.6
Depreciation and amortisation                      2,413         2,038          2,274            292        18.4
Other                                                  9            17              8              1       (47.1)
                                                  ------        ------         ------          -----
Total operating expenses                  4       23,065        17,014         21,741          2,787        35.6
                                                  ------        ------         ------          -----
Operating profit                                     909           456            857            110        99.3
                                                  ------        ------         ------          -----

Non-operating
  income/(expenses):
Interest income                                       22            13             21              3        69.2
Interest expense                          4         (691)         (824)          (651)           (84)      (16.1)
Share of associates' results                          12            48             11              1       (75.0)
Share of jointly controlled
  entities' results                                   (5)          (39)            (5)            (1)      (87.2)
Loss on disposal of property,
  plant and equipment                     5           (1)          (22)            (1)             -       (95.5)
Exchange loss, net                                   (59)         (164)           (56)            (7)      (64.0)
Other, net                                            46            21             44              6       119.0
                                                --------      --------       --------      ---------
Total net non-operating
  expenses                                          (676)         (967)          (637)           (82)      (30.1)
                                                --------      --------       --------      ---------

Profit/(loss) before taxation
  and minority interests                  4          233          (511)           220             28      (145.6)
Income tax (expense)/credit               6          (78)          324            (74)            (9)     (124.1)
                                                --------      --------       --------      ---------
Profit/(loss) before minority
  interests                                          155          (187)           146             19      (182.9)
Minority interests                                  (203)         (171)          (191)           (25)       18.7
                                                --------      --------       --------      ---------
Loss attributable to
  shareholders                                       (48)         (358)           (45)            (6)      (86.6)
                                                ========      ========       ========      =========
Basic loss per share                      7     RMB(0.01)     RMB(0.09)      HK$(0.01)     US$(0.001)      (88.9)
                                                ========      ========       ========      =========

Notes:

1     COMPANY BACKGROUND

      The Company was established in the People's Republic of China (the "PRC", "China" or the "State") on 25 March, 1995 as a joint stock limited company as part of the reorganisation of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

      The Company's H shares ("H Shares") and American Depositary Shares ("ADS") (each ADS representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A shares ("A Shares") which are listed on the Shanghai Stock Exchange.

      Pursuant to a sale and purchase agreement dated 12 November, 2004 between the Company, CSAHC, China Northern Airlines Company ("CNA") and Xinjiang Airlines Company ("XJA") which was approved by the Company's shareholders in an extraordinary general meeting held on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA with effect from 31 December, 2004 (the "CNA/XJA Acquisitions"). The consideration payable for the CNA/XJA Acquisitions amounting to RMB15,398 million was determined based on the fair value of the acquired assets. Such consideration was partly satisfied by assumption of debts and liabilities of CNA and XJA totalling RMB13,439 million outstanding as at 31 December, 2004 and the remaining balance of RMB1,959 million will be satisfied in cash.

      As the above acquisitions were completed on 31 December, 2004, they have no impact on the Group's consolidated income statement for the year ended 31 December, 2004.

2     BASIS OF PREPARATION

      The audited consolidated income statement of the Group for the years presented include the results of the companies comprising the Group. All significant intercompany transactions and balances have been eliminated on consolidation.

      The principal accounting policies adopted in the preparation of the Group's consolidated results for the 2004 financial year are consistent with those adopted in preparing the Group's consolidated results for the 2003 financial year.

      The audited consolidated income statement has been prepared in accordance with IFRS. IFRS differs in certain material aspects from the PRC Accounting Rules and Regulations ("PRC GAAP"). Differences which have a significant effect on the consolidated loss attributable to shareholders for the year ended 31 December, 2004 are set out in Section C below.

3     TURNOVER

      The Group is principally engaged in the provision of domestic, Hong Kong regional and international passenger, cargo and mail airline services with flights operating primarily from the new Guangzhou Baiyun International Airport, which is both the main hub of the Group's route network and the location of its corporate headquarters.

      Turnover comprises revenues from airline and airline-related business and is stated net of sales tax. In addition, turnover for the four-month period ended 30 April, 2003 was stated net of contributions to the CAAC Infrastructure Development Fund. Prior to 1 May, 2003, contributions to CAAC Infrastructure Development Fund were payable at 5% and 2% respectively of the domestic and international/Hong Kong regional traffic revenue. For the period from 1 May, 2003 to 31 March, 2004, the Group was exempted from paying any contributions. Effective 1 April, 2004, contributions to the CAAC Infrastructure Development Fund are payable based on the traffic capacity deployed by the Group on its routes. The contributions now form part of the flight operations expenses and amounted to RMB466 million for the year ended 31 December, 2004. The contributions for the year ended 31 December, 2003 amounted to RMB251 million and were netted off against traffic revenue.

      The sales tax is payable at 3% (2003: 3%) of the Group's traffic revenue in respect of domestic flights and outbound international/Hong Kong regional flights, except for the period from 1 May, 2003 to 31 December, 2003 when passenger revenue was exempted from sales tax.

      Geographic information about the Group's turnover and operating profit/(loss) is as follows:

                                       HONG KONG
                           DOMESTIC     REGIONAL   INTERNATIONAL*     TOTAL
                         RMB Million  RMB Million   RMB Million    RMB Million
                         -----------  -----------  --------------  -----------
2004

Traffic revenue             17,742       1,180         4,422          23,344

Other operating revenue        630           -             -             630
                            ------       -----         -----          ------

Turnover                    18,372       1,180         4,422          23,974
                            ======       =====         =====          ======
Operating profit               650          67           192             909
                            ======       =====         =====          ======

2003

Traffic revenue             13,087         808         3,070          16,965

Other operating revenue        436           -            69             505
                            ------       -----         -----          ------
Turnover                    13,523         808         3,139          17,470
                            ======       =====         =====          ======
Operating profit/(loss)        440         (29)           45             456
                            ======       =====         =====          ======

* Mainly routes between the PRC and Asian countries, the United States of America, the Netherlands, Belgium, Australia and France.

4     PROFIT/(LOSS) BEFORE TAXATION AND MINORITY INTERESTS

                                                      2004        2003
                                                  RMB MILLION  RMB Million
                                                  -----------  -----------
Profit /(loss) before taxation and minority
  interests is arrived at after charging:

Operating expenses

Jet fuel                                             6,050        3,867
Aircraft maintenance                                 3,132        2,377
Routes                                               5,626        4,363
Depreciation
-  owned assets                                      1,891        1,502
-  assets held under finance leases                    472          496
Amortisation of deferred expenditure                    50           40
Operating lease charges
-  aircraft and flight equipment                     1,665        1,536
-  land and buildings                                  109          136
Staff costs
-  salaries, wages and welfare                       2,260        1,496
-  contributions to retirement schemes                 168          150
Office and administration                              718          471
Auditors' remuneration                                  11            8
Other                                                  913          572
                                                    ------       ------
                                                    23,065       17,014

Interest expense

Interest on bank and other loans wholly
  repayable within five years                          221          288
Interest on other loans                                156          176
Finance charges on obligations under
  finance leases                                       348          443

Less: borrowing costs capitalised                      (34)         (83)
                                                    ------       ------
Net interest expense                                   691          824

and after crediting:

Net realised and unrealised gain
  on equity securities held for trading                 15            -
Dividend income from unlisted investments               14           17
                                                    ======       ======

5    LOSS ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

     Loss on disposal of property, plant and equipment represents:

                                                      2004         2003
                                                  RMB MILLION  RMB million
                                                  -----------  -----------
Aircraft                                               -           20

Flight equipment and other                             1            2
                                                      --           --
                                                       1           22
                                                      ==           ==

     During 2003, the Group incurred a loss of RMB20 million on early retirement of two old Boeing 737-200 aircraft.

6     INCOME TAX EXPENSE/(CREDIT)

      Income tax expense/(credit) in the consolidated income statement represents:

                                                      2004         2003
                                                  RMB MILLION  RMB million
PRC income tax                                         176           47
Share of associates' taxation                            2            3
Share of jointly controlled entities' taxation          11            7
                                                       189           57
                                                      ----         ----
Deferred tax
 -  current year                                      (111)          11
 -  adjustment for change in enacted tax rate            -         (392)
                                                      ----         ----
Income tax expense/(credit)                             78         (324)
                                                      ====         ====

      On 17 October, 2003 the Company's registered address was moved to Guangzhou Economic & Technology Development Zone. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

      As a result of the reduction in income tax rate, the Company's net deferred taxation liability balance brought forward from 1 January, 2003 of RMB507 million was reduced by RMB392 million. Accordingly, a net deferred tax credit of RMB392 million was recognised in the income statement for the year ended 31 December, 2003.

      In respect of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior years.

      Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for taxation purposes, except differences relating to the initial recognition of assets or liabilities which affect neither accounting nor taxable profit/loss. The tax value of losses expected to be available for utilisation against future taxable income is recognised as a deferred tax asset and offset against the deferred tax liability attributable to the same legal tax unit and jurisdiction. Net deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

7     BASIC LOSS PER SHARE

      The calculation of basic loss per share is based on the consolidated loss attributable to shareholders of RMB48 million (2003: RMB358 million) and the weighted average number of shares in issue during the year of 4,374 million (2003: 3,832 million).

      The amount of diluted loss per share is not presented as there were no dilutive potential ordinary shares in existence for both years.

8     DIVIDENDS

      The Board of Directors of the Company does not recommend the payment of a final dividend in respect of the year ended 31 December, 2004 (2003: Nil).

9     RESERVES

                                                                      STATUTORY
                                                      STATUTORY        PUBLIC        DISCRETIONARY
                                                    SURPLUS RESERVE  WELFARE FUND   SURPLUS RESERVE
                                                          (a)            (b)             (c)
                                                      RMB million    RMB million      RMB million
Balance at 1 January, 2004                                361            173              77
Transferred from consolidated income statement             41             20               -
                                                          ---            ---              --

Balance at 31 December, 2004                              402            193              77
                                                          ===            ===              ==

Notes:

     (a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under relevant PRC accounting regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

           Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

     (b) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer between 5% to 10% of their annual net profits after taxation, as determined under PRC accounting regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's and the relevant subsidiaries' employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than in liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

     (c) The usage of this reserve is similar to that of statutory surplus reserve.

10    CONVENIENT TRANSLATION

      The audited consolidated income statement has been prepared in Renminbi
      (RMB), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars (HK$) and United States dollars (US$) solely for the convenience of readers have been made at the rates of HK$1.00 to RMB1.0609 and US$1.00 to RMB8.2765 respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December, 2004. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates or at any other certain rates on 31 December, 2004 or on any other date.

B. PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING RULES AND REGULATIONS ("PRC GAAP")

      CONSOLIDATED INCOME STATEMENT

                                                     2004          2003
                                                 RMB MILLION    RMB million
REVENUE FROM PRINCIPAL OPERATIONS                   24,194        17,351
Less: Transfer to CAAC Infrastructure
      Development Fund                                   -           251
                                                    ------       -------

NET REVENUE FROM PRINCIPAL OPERATIONS               24,194        17,100
Less: Costs of principal operations                 19,296        14,222
      Business taxes and surcharges                    692           191
                                                    ------       -------

PROFIT FROM PRINCIPAL OPERATIONS                     4,206         2,687
Add: Profit from other operations                      135           326
Less: Selling expenses                               2,058         1,519
      Administrative expenses                        1,226           893
      Financial expenses                               727           996
                                                    ------       -------

OPERATING PROFIT/(LOSS)                                330          (395)
 Add: Investment income                                 63            62
      Non-operating income                             126            43
Less: Non-operating expenses                           127            71
                                                    ------       -------

PROFIT/(LOSS) BEFORE INCOME TAX                        392          (361)
Less: Income tax                                        87          (605)
      Minority interests                               202           229
                                                    ------       -------

NET PROFIT FOR THE YEAR                                103            15
                                                    ======       =======

Note: The significant accounting policies adopted by the Group in the preparation of this audited consolidated income statement conform to the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises, Accounting Method for Civil Aviation Enterprises, and other relevant regulations issued by the Ministry of Finance of the PRC.

C.    DIFFERENCE BETWEEN FINANCIAL RESULTS PREPARED UNDER IFRS AND PRC GAAP

                                                                 2004         2003
                                                              RMB MILLION  RMB million
Net profit under PRC GAAP                                         103           15
Adjustments:
  Gains on aircraft sale and leaseback transactions               (31)         (31)
  Losses on staff housing allocation                             (111)        (111)
  Adjustment for revaluation of land use rights                     4            4
  Adjustment for interest in associates                           (26)           -
  Capitalised interest                                             11            -
  Effects of the above adjustments on taxation                      2            4
  Effects of change in income tax rate on deferred taxation         -         (122)
  Adjustment for unrealised deferred tax assets                     -         (117)
                                                                 ----         ----

Net loss under IFRS                                               (48)        (358)
                                                                 ====         ====

OPERATING DATA SUMMARY

The following table sets forth geographic information of certain financial information and operating data for the years ended 31 December, 2003 and 2004:

                                               FOR THE YEAR ENDED               2004 VS 2003
                                                   31 DECEMBER,                 % INCREASE/
                                                       2004            2003       (DECREASE)
TRAFFIC

Revenue passenger kilometres (RPK) (million)

 -  Domestic                                          29,121          21,294        36.8

 -  Hong Kong regional                                 1,203             778        54.6

 -  International                                      6,872           4,315        59.3
                                                      ------          ------

Total                                                 37,196          26,387        41.0
                                                      ======          ======

Revenue tonne kilometres (RTK) (million)

 -  Domestic                                           3,206           2,424        32.3

 -  Hong Kong regional                                   120              78        53.8

 -  International                                      1,337           1,059        26.3
                                                      ------          ------

Total                                                  4,663           3,561        30.9
                                                      ======          ======

Passengers carried (thousand)

 -  Domestic                                          25,002          18,259        36.9

 -  Hong Kong regional                                 1,394           1,019        36.8

 -  International                                      1,811           1,192        51.9
                                                      ------          ------

Total                                                 28,207          20,470        37.8
                                                      ======          ======

Cargo and mail carried (thousand tonnes)

 -  Domestic                                             442             379        16.6

 -  Hong Kong regional                                    15              12        25.0

 -  International                                         88              73        20.5
                                                      ------          ------

Total                                                    545             464        17.5
                                                      ======          ======

CAPACITY

Available seat kilometres (ASK) (million)

 -  Domestic                                          41,330          32,590        26.8

 -  Hong Kong regional                                 1,896           1,347        40.8
                                                      ------          ------

 -  International                                     10,543           6,930        52.1

Total                                                 53,769          40,867        31.6
                                                      ======          ======

Available tonne kilometres (ATK) (million)

 -  Domestic                                           4,773           3,772        26.5

 -  Hong Kong regional                                   211             150        40.7

 -  International                                      2,462           1,999        23.2
                                                      ------          ------

Total                                                  7,446           5,921        25.8
                                                      ======          ======

LOAD FACTORS

Passenger load factor (RPK/ASK) (%)

 -  Domestic                                            70.5            65.3         8.0

 -  Hong Kong regional                                  63.4            57.8         9.7

 -  International                                       65.2            62.3         4.7

Overall                                                 69.2            64.6         7.1
                                                      ======          ======

Overall load factor (RTK/ATK) (%)

 -  Domestic                                            67.2            64.2         4.7

 -  Hong Kong regional                                  56.9            52.2         9.0

 -  International                                       54.3            53.0         2.5

Overall                                                 62.6            60.1         4.2
                                                      ======          ======

YIELD

Yield per RPK (RMB)

 -  Domestic                                            0.58            0.57         1.8

 -  Hong Kong regional                                  0.92            0.96        (4.2)

 -  International                                       0.46            0.47        (2.1)

Overall                                                 0.57            0.57           -
                                                      ======          ======

Yield per RTK (RMB)

 -  Domestic                                            5.53            5.40         2.4

 -  Hong Kong regional                                  9.83           10.35        (5.0)

 -  International                                       3.31            2.90        14.1

Overall                                                 5.01            4.76         5.3
                                                      ======          ======

FLEET

Total number of aircraft in service at year end
 (Note)

 -  Boeing                                               137             108        26.9

 -  Airbus                                                46              24        91.7

 -  McDonnell Douglas                                     35               -         N/A

 -  Others                                                13               -         N/A
                                                      ------          ------

Total                                                    231             132        75.0
                                                      ======          ======

Overall utilisation rate (hours per day)

 -  Boeing                                              10.0             8.6        16.3

 -  Airbus                                               9.2             7.9        16.5

 -  Others                                               8.4              -          N/A

Overall                                                  9.9             8.5        16.5
                                                      ======          ======

Cost

 -  Operating cost per ASK (RMB)                        0.43            0.42         2.4
                                                      ======          ======

 -  Operating cost per ATK (RMB)                        3.10            2.87         8.0
                                                      ======          ======

Note: As approved by the Company's shareholders in an extraordinary general meeting on 31 December, 2004, the Company acquired the airline operations and certain related assets of CNA and XJA. Accordingly, a total of 78 aircraft were added at 31 December, 2004.

BUSINESS OVERVIEW

In 2004, the demand in the PRC civil aviation market sustained the growth trend from the second half of 2003. As a result, the Group recorded a year-on-year growth of more than 37% in total operating revenue, marking a breakthrough achievement in the Group's history. However, due to the persistent high price of aviation fuel and relatively more major overhauls of aircraft having been performed, which increased maintenance costs, the Group still recorded a net loss of RMB48 million for 2004.

Instabilities in the world economy and in global politics continued to drive up the prices of aviation fuel in the international market. As a result, fuel costs rose substantially, accounting for more than 30% of the operating costs of the Group. The Group, without compromising flight safety, adopted various technical measures, including the preparation of precise flight plans and minimisation of turnaround time, so as to reduce fuel consumption. However, as an airline in the PRC, the options available to the Group were limited in this respect. As such, the high aviation fuel price exerted immense pressure on the operating expenses of the Group.

The Group has revamped its marketing management by designating an accountability system to each of its sales managers. These measures have encouraged the operating and marketing team of the Group to be more pro-active and vigilant of the difficulties faced by the Group, thereby maximising the total revenue of the Group to the greatest possible extent. In addition, the commencement of operation of the new Guangzhou Baiyun International Airport, the main hub of the Group, provides a wider platform of development for the operations of the Company. Moreover, the Group has successfully secured the exclusive right to use Terminal No. 1 of the Beijing Capital International Airport, marking a substantial step in carrying out the strategy of the Group to improve its flight routes network.

The Group recorded a net loss of RMB48 million for 2004, as compared to a net loss of RMB358 million for 2003. The Group's operating revenue increased by RMB6,504 million or 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. Passenger load factor increased by 4.6 percentage point from 64.6% in 2003 to 69.2% in 2004. Passenger yield (in passenger revenue per RPK) remain steady and at RMB 0.57 in both years. Average yield (in traffic revenue per RTK) increased by 5.3% from RMB4.76 in 2003 to RMB5.01 in 2004. Operating expenses increased by RMB6,051 million or 35.6% from RMB17,014 million in 2003 to RMB23,065 million in 2004. As operating revenue increased more than operating expenses, operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. The Group's net non-operating expenses decreased by 30.1%, from RMB967 million in 2003 to RMB676 million in 2004, mainly attributable to a decrease in unfavourable movement in foreign exchange differences of RMB105 million and a decrease in interest expense of RMB133 million. Overall, the Group recorded a net loss of RMB48 million in 2004, as compared to a net loss of RMB358 million in 2003.

OPERATING REVENUE

Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue in 2004 and 2003 accounted for 97.4% and 97.1% respectively of total operating revenue. Passenger revenue and, cargo and mail revenue accounted for 90.4% and 9.6% respectively of total traffic revenue in 2004. The balance of the Group's operating revenue is derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and air catering services.

Operating revenue increased by 37.2% from RMB17,470 million in 2003 to RMB23,974 million in 2004. This increase was primarily due to a 40.6% rise in passenger revenue from RMB15,010 million in 2003 to RMB21,100 million in 2004 resulting from increased traffic volume. The total number of passengers carried increased by 37.8% to 28.2 million passengers in 2004. RPKs increased by 41.0% from 26,387 million in 2003 to RMB37,196 million in 2004, primarily as a result of an increase in passengers carried. Passenger yield remained constant at RMB0.57.

Domestic passenger revenue, which accounted for 79.9% of the total passenger revenue in 2004, increased by 37.8% from RMB12,242 million in 2003 to RMB16,869 million in 2004. Domestic passenger traffic in RPKs increased by 36.8%, mainly due to an increase in passengers carried. Passenger yield remained steady in 2004 and at RMB0.58.

Hong Kong passenger revenue, which accounted for 5.3% of total passenger revenue, increased by 47.2% from RMB750 million in 2003 to RMB1,104 million in 2004. For Hong Kong regional flights, passenger traffic in RPKs increased by 54.6%, while passenger capacity in ASKs increased by 40.8%, resulting in a 5.6 percentage point increase in passenger load factor from 2003. Passenger yield decreased from RMB0.96 in 2003 to RMB0.92 in 2004 mainly due to intensified competition among airlines.

International passenger revenue, which accounted for 14.8% of total passenger revenue, increased by 55.0% from RMB2,018 million in 2003 to RMB3,127 million in 2004. For international flights, passenger traffic in RPKs increased by 59.3%, while passenger capacity in ASKs increased by 52.1%, resulting in a 2.9 percentage point rise in passenger load factor from 2003. Passenger yield decreased by 2.1% from RMB0.47 in 2003 to RMB0.46 in 2004 mainly resulted from the increases in traffic derived from long haul routes which generally had a lower yield than short haul routes.

Cargo and mail revenue, which accounted for 9.6% of the Group's total traffic revenue and 9.4% of total operating revenue, increased by 14.8% from RMB1,955 million in 2003 to RMB2,244 million in 2004. The increase was attributable to the increasing traffic demand.

Other operating revenue increased by 24.8% from RMB505 million in 2003 to RMB630 million in 2004. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2004 amounted to RMB23,065 million, representing an increase of 35.6% or RMB6,051 million over 2003, primarily due to the combined effect of increases in jet fuel costs, maintenance expenses and aircraft and traffic servicing expenses. Total operating expenses as a percentage of total operating revenue decreased from 97.4% in 2003 to 96.2% in 2004.

Flight operations expenses, which accounted for 45.2% of total operating expenses, increased by 47.4% from RMB7,070 million in 2003 to RMB10,418 million in 2004, primarily as a result of increases in jet fuel costs, operating lease payments, catering expenses, labour costs for flight personnel and inclusion of CAAC Infrastructure Development Fund of RMB466 million in operating expenses which is an usuage charge since 2004 but was a turnover-based levy and deducted against the traffic revenue in 2003. Jet fuel costs, which accounted for 58.1% of flight operations expenses, increased by 56.5% from RMB3,867 million in 2003 to RMB6,050 million in 2004 mainly as a result of increased fuel prices and fuel consumption. Operating lease payments increased by 8.4% from RMB1,536 million in 2003 to RMB1,665 million in 2004, primarily due to the additional rental payments for new aircraft under operating leases. Catering expenses increased by 38.2% from RMB510 million in 2003 to RMB705 million in 2004, primarily due to increased passenger carried. Aircraft insurance costs decreased by 5.6% from RMB196 million in 2003 to RMB185 million in 2004, primarily because of a decrease in insurance premiums prescribed by the PRC insurance company. Labour costs for flight personnel increased by 40.9% from RMB728 million in 2003 to RMB1,026 million in 2004, largely due to the increase in flying hours.

Maintenance expenses which accounted for 15.0% of total operating expenses, increased by 33.6% from RMB2,589 million in 2003 to RMB3,459 million in 2004. The increase was primarily attributable to an 32.9% increase in aircraft overhaul charges from RMB2,377 million in 2003 to RMB3,158 million in 2004, as resulted from fleet expansion in recent years.

Aircraft and traffic servicing expenses, which accounted for 15.2% of total operating expenses, increased by 26.6% from RMB2,767 million in 2003 to RMB3,503 million in 2004. The increase primarily resulted from an 25.7% rise in landing and navigation fees from RMB2,563 million in 2003 to RMB3,222 million in 2004, due to an increase in number of landing and takeoffs.

Promotional and marketing expenses, which accounted for 8.4% of total operating expenses, increased by 31.1% from RMB1,480 million in 2003 to RMB1,940 million in 2004. The increase was due to 44.4% increase in labour costs from RMB225 million in 2003 to RMB325 million in 2004, as more payments of performance bonus were made because of the increased traffic volume.

General and administrative expenses, which accounted for 5.7% of the total operating expenses, increased by 25.6% from RMB1,053 million in 2003 to RMB1,323 million in 2004. This was mainly attributable to increased scale of operations.

Depreciation and amortisation, which accounted for 10.5% of total operating expenses, increased by 18.4% from RMB2,038 million in 2003 to RMB2,413 million in 2004. This increase was primarily as a result of the additions of aircraft during 2004.

OPERATING PROFIT

Operating profit increased by 99.3% from RMB456 million in 2003 to RMB909 million in 2004. This was mainly because operating revenue increased by RMB6,504 million or 37.2% from 2003 and operating expenses increased by RMB6,051 million or 35.6% over the same period.

NON-OPERATING INCOME/(EXPENSES)

Interest expense decreased by 16.1% from RMB824 million in 2003 to RMB691 million in 2004, mainly reflecting the combined effect of scheduled debt repayments and the replacement of certain RMB denominated bank loans of higher interest rates with US$ denominated bank loans of lower interest rates.

Interest income increased by 69.2% from RMB13 million in 2003 to RMB22 million in 2004. This was mainly attributable to an increase in average cash balances.

During 2004, the Group recorded a net exchange loss of RMB59 million (2003:
RMB164 million) mainly from its Japanese yen denominated borrowings as a result of the Japanese yen appreciation. Such amount comprised mostly unrealised translational exchange loss.

TAXATION

On 17 October, 2003, the Company's registered address was moved to Guangzhou Economic & Technology Development Zone, Guangzhou, China. In accordance with the Rules and Regulations for Implementation of Income Tax for Foreign Investment Enterprises and Foreign Enterprises of the PRC and a taxation approval document "Guangzhou Municipal State Tax Bureau Suo De Shui Zi Que 020043", the Company is entitled to enjoy the preferential tax policy implemented in the Guangzhou Economic & Technology Development Zone effective from 1 October, 2003. As a result, the Company's income tax rate has been changed from 33% to 15% beginning from that date.

In 2003, the Group recorded an income tax credit of RMB324 million resulting from reduction in net deferred taxation liability balance of RMB392 million. In 2004, income tax expense of RMB78 million was recorded.

MINORITY INTERESTS

Minority interests increased by 18.7% from RMB171 million in 2003 to RMB203 million in 2004, primarily reflecting the increased net profits earned by certain of the Group's airline subsidiaries for the year.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December, 2004, the Group's borrowings totalled RMB35,072 million, representing an increase of RMB16,612 million from RMB18,460 million last year. Such borrowings were denominated, to a larger extent, in United States dollars and, to a smaller extent, in Japanese yen, Hong Kong dollars and Renminbi, with a significant portion being fixed interest rate borrowings. Of such borrowings, RMB13,599 million, RMB4,455 million, RMB6,699 million, RMB3,595 million and RMB6,724 million will be repayable in 2005, 2006, 2007, 2008, 2009 and thereafter respectively. As at 31 December, 2004, cash and cash equivalents of the Group totalling RMB3,083 million, of which 24.2% were denominated in foreign currencies, increased by 48.2% from RMB2,080 million last year.

Net debts (total borrowings net of cash and cash equivalents) increased by 95.3% to RMB31,989 million.

As at 31 December, 2004, the Group's shareholders' equity amounted to RMB11,848 million, representing a decrease of RMB48 million from RMB11,896 million last year.

Net debt/equity ratio of the Group at 31 December, 2004 was 2.70 times, as compared to 1.38 times last year.

FINANCIAL RISK MANAGEMENT POLICY

In the normal course of business, the Group is exposed to fluctuations in foreign currencies and jet fuel prices. The Group's exposure to fluctuations in foreign currencies is a result of its debts which are denominated in foreign currencies. Depreciation or appreciation of the RMB against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, by entering into forward foreign exchange contracts with certain authorised PRC banks. The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices.

CHARGES ON ASSETS

As at 31 December, 2004, certain aircraft of the Group with an aggregate carrying value of approximately RMB23,438 million (2003: RMB14,576 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

As at December 31, 2004, the Group had capital commitments of approximately RMB26,871 million. Of such amounts, RMB25,347 million related to the acquisition of aircraft and related flight equipment and RMB824 million related to the Group's facilities and equipment to be constructed and installed at the new Guangzhou Baiyun International Airport. The remaining amount of RMB700 million was related to the Group's other airports and office facilities and equipment, overhaul and maintenance bases and training facilities.

As at 31 December, 2004, the Group was committed to make capital contributions of approximately RMB181 million and RMB83 million to its subsidiaries and to its jointly controlled entities respectively.

Details of the material litigation of the Company are set out in the section headed "Material Litigation" in this announcement.

There have been no material changes in the contingent liabilities of the Group subsequent to 31 December, 2004.

DIVIDENDS

The Board of Directors does not recommend the declaration of any dividend for the year ended 31 December, 2004.

SHARE CAPITAL STRUCTURE

CHANGE IN SHARE CAPITAL

There was no change in the share capital of the Company for the year ended 31 December, 2004.

SHARE CAPITAL STRUCTURE

                                                              APPROXIMATE
                                                             PERCENTAGE OF
                                                              TOTAL SHARE
    TYPE OF SHARES                        NUMBER OF SHARES    CAPITAL (%)
1.  Unlisted shares
    State-owned shares                 2,200,000,000 shares        50.30

2.  Listed shares

    1.  Overseas listed foreign

2.  Listed shares

    1.  Overseas listed foreign        1,174,178,000 shares        26.84
        shares (H Shares)
    2. Domestic listed ordinary
        shares (A Shares)              1,000,000,000 shares        22.86

Total share capital                    4,374,178,000 shares       100.00

PARTICULARS OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December, 2004 was 115,847, of which 113,618 were shareholders of A Shares and 2,229 were shareholders of H Shares.

Particulars of shareholdings of the Company's ten largest shareholders as at the end of the reporting period are as follows:

SHAREHOLDINGS OF TEN LARGEST SHAREHOLDERS

                                         MOVEMENT
                                     DURING THE YEAR       SHAREHOLDINGS                              PLEDGED OR
         NAME OF                        INCREASE/          AT THE END OF                     TYPE OF    FROZEN       NATURE OF
NO.   SHAREHOLDERS                      (DECREASE)            THE YEAR         PERCENTAGE    SHARES     SHARES      SHARES HELD
                                         (share)              (share)               %
1.    CSAHC                                       -        2,200,000,000           50.30    Unlisted    Unknown  State-owned shares

2.    HKSCC NOMINEES                      1,998,000        1,151,953,998           26.34      Listed    Unknown  H Shares
        LIMITED

3.    Bank of China - Huaxia            (21,126,482)          35,739,259            0.82      Listed    Unknown  A Shares
        Return Securities
        Investment Fund

4.    Huaxia Growth Securities          (28,447,027)          30,552,973            0.70      Listed    Unknown  A Shares
        Investment Fund

5.    China Merchant Bank                30,530,870           30,530,879            0.70      Listed    Unknown  A Shares
        Co.,Ltd. - Zhong Xin
        Jing Dian Pei Zhi Securities
        Investment Fund

6.    The Industrial and                 24,291,931           24,291,931            0.56      Listed    Unknown  A Shares
        Commercial Bank of
        China - Galaxy Yin
        Tai Li Cai Fen Hong
        Securities
        Investment Fund

7.    Bank of China - Jiashi Service     23,861,475           23,861,475            0.55      Listed    Unknown  A Shares
        Value-added Industry
        Securities Investment Fund

8.    Yinfeng Securities                 (2,386,412)          23,310,956            0.53      Listed    Unknown  A Shares
        Investment Fund

9.    Bank of Communications             22,024,754           22,024,754            0.50      Listed    Unknown  A Shares
        - Yi Fang Da 50 Index
        Securities Investment Fund

10.   Xinghua Securities                (10,284,269)          19,875,921            0.45      Listed    Unknown  A Shares
        Investment Fund

SUBSTANTIAL SHAREHOLDERS

As at 31 December, 2004 so far as was known to the Directors or supervisors (the "Supervisors") of the Company, the interests and short positions of the following persons other than the Directors or Supervisors of the Company in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

                                                                       % OF THE        % OF THE      % OF THE TOTAL
                                                                    TOTAL ISSUED H   TOTAL ISSUED     ISSUED SHARE
  NAME OF          TYPE OF           TYPE OF          NUMBER OF     SHARES OF THE   DOMESTIC SHARES    CAPITAL OF
SHAREHOLDER      SHAREHOLDING         SHARES         SHARES HELD       COMPANY      OF THE COMPANY    THE COMPANY    SHORT POSITION
CSAHC           Direct holding  State-owned         2,200,000,000         -             68.75%          50.30%             -
                                shares (A Shares)

HKSCC Nominees  Direct holding  H Shares            1,151,953,998     98.11%                -           26.34%             -
  Limited

Details of the interests of the Company's shareholders as at 31 December, 2004 will be set forth in the 2004 annual report of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December, 2004.

PRE-EMPTIVE RIGHTS

Neither the Articles of Association of the Company nor the laws of the PRC provide for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has complied with the requirements under the Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") issued by the Hong Kong Stock Exchange throughout the year ended 31 December, 2004.

THE MODEL CODE

Having made specific enquiries with all the Directors of the Company, the Directors have for the year ended 31 December, 2004 complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules issued by the Hong Kong Stock Exchange. The Company has not adopted a code of conduct less strigent than the Model Code for Securities Transactions by Directors of Listed Issuers regarding securities transactions of the Directors.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this 2004 annual results announcement and the 2004 annual report of the Company for the year ended 31 December, 2004.

DIRECTORS, SUPERVISORS AND SENIOR ADMINISTRATIVE OFFICERS

Directors, Supervisors and senior administrative officers of the Company in 2004 were as follows:

NAME               POSITION                                 GENDER    AGE
Liu Shao Yong      Chairman of the Board of Directors       Male      46
Liu Ming Qi        Vice Chairman of the Board of Directors  Male      61
Peng An Fa         Director                                 Male      57
Wang Quan Hua      Director                                 Male      51
Zhao Liu An        Director                                 Male      57
Zhou Yong Qian     Director                                 Male      60
Si Xian Min        Director, President                      Male      47
Zhou Yong Jin      Director                                 Male      62
Xu Jie Bo          Director, Chief Financial Officer,       Male      40
                     Vice President
Wu Rong Nan        Director                                 Male      63
Simon To           Independent Non-executive Director       Male      54
Peter Lok          Independent Non-executive Director       Male      69
Wei Ming Hai       Independent Non-executive Director       Male      41
Wang Zhi           Independent Non-executive Director       Male      63
Sui Guang Jun      Independent Non-executive Director       Male      44
Sun Xiao Yi        Chairman of the Supervisory Committee    Male      51
Yang Guang Hua     Supervisor                               Male      52
Yang Yi Hua        Supervisor                               Female    45
Li Kun             Vice President                           Male      45
Yuan Xin An        Vice President, Chief Engineer           Male      48
Zheng En Ren       Vice President                           Male      60
Hao Jian Hua       Vice President                           Male      55
Ren Ji Dong        Vice President                           Male      40
He Zong Kai        Vice President                           Male      53
Liu Qian           Chief Pilot                              Male      40
Su Liang           Company Secretary                        Male      43
Chen Wei Hua       General Counsel                          Male      38

On 16 June, 2004, the appointment of Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors, and the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as Supervisors were approved at the annual general meeting of the shareholders of the Company. On the same date, the Supervisory Committee of the Company elected Sun Xiao Yi as the chairman of the Supervisory Committee of the Company.

On 8 October, 2004, the resignation of Yan Zhi Qing as the chairman of the Board of Directors of the Company was approved by the Board of Directors.

On 28 October, 2004, the appointment of Si Xian Min as the president of the Company, and the resignation of Wang Chang Shun as the president of the Company were approved by the Board of Directors.

On 29 November, 2004, the appointment of Liu Shao Yong as a Director, and the resignation of Yan Zhi Qing as a Director for age reason were approved at the first extraordinary general meeting of the shareholders of the Company. On the same date, the Board of Directors of the Company elected Liu Shao Yong as the chairman of the Board of Directors of the Company.

On 31 December, 2004, the appointment of Si Xian Min as a Director, and the resignation of Wang Chang Shun as a Director were approved at the second extraordinary general meeting of the shareholders of the Company.

On 29 March, 2005, the appointment of Ren Ji Dong and He Zong Kai as the vice presidents of the Company, and the removal of Jiang Ping as a vice president of the Company were approved by the Board of Directors.

INTERESTS AND SHORT POSITION OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December, 2004, the interests and short positions of the Directors and Supervisors of the Company and their respective associates in the shares, underlying shares and debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules are as follows:

                                                                      % TO THE   % TO THE
                                                            % TO THE    TOTAL      TOTAL
                                                              TOTAL    ISSUED     ISSUED
              THE                                            ISSUED   DOMESTIC     SHARE
           COMPANY/                              NUMBER     H SHARES   SHARES     CAPITAL
          ASSOCIATED      TYPES OF    TYPE OF  OF SHARES     OF THE    OF THE     OF THE      SHORT
NAME      CORPORATION     INTEREST     SHARES     HELD       COMPANY   COMPANY    COMPANY   POSITION
Simon To  the Company   Interest of   H Shares   100,000     0.009%        -      0.002%          -
                            spouse
                          (note 1)

Note 1: The spouse of Mr. Simon To is the owner of these 100,000 H Shares of the Company and accordingly, Mr. Simon To, is taken to be interested in these 100,000 H Shares by virtue of the SFO.

Save as disclosed above, as at 31 December, 2004, none of the Directors or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of
Part XV of the SFO) which were notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which he was taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to
Section 352 of the SFO or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

All Directors and Supervisors of the Company have entered into service contracts with the Company for a term of three years commencing from 16 June, 2004 (except that the service contract of Mr. Liu Shao Yong and Mr. Si Xian Min which commenced from 29 November, 2004 and 31 December, 2004 respectively will expire at the end of the term for the current session of the Board). Except for such service contracts, none of the Directors or Supervisors of the Company has entered or proposed to enter into any service contracts with the Company or its subsidiaries. None of the Directors or Supervisors has entered into any service contracts with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

In the year ended 31 December, 2004, none of the Directors or Supervisors of the Company had a material interest in any contract of significance to which the Company or any of its subsidiaries was a party.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December, 2004, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

MATERIAL LITIGATION

The Company is currently involved in a civil litigation (Hong Kong High Court Action No. 515 of 2001) ("Litigation"). According to the writ of summons for the Litigation, New Link Consultants Limited, the plaintiff, claimed against the Group (as one of the defendants to the Litigation) on the basis of certain evidence proving that United Aero-Supplies System of China, Limited ("UASSC") entered into an agreement with the defendants for exclusive purchase of aviation equipment consigned to UASSC for sale. As the defendants failed to perform the agreement, UASSC should have the right to compensation. Since UASSC is in the course of its winding up proceedings, all the rights and benefits of UASSC in connection with the claim have been transferred to the plaintiff. The Company, as one of the defendants to the Litigation, is being claimed for unspecified damages for breach of the agreement. The Company has filed an objection in respect of the jurisdiction of the court, and has requested the court to transfer the case to the PRC for trial. On 3 May, 2004, the court made an award in favour of the Company for the transfer to the PRC, against which the plaintiff has filed an appeal.

                                              By Order of the Board of Directors
                                                        LIU SHAO YONG
                                              Chairman of the Board of Directors

Guangzhou, the PRC
25 April, 2005.

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

The annual report of the Group for the year ended 31 December, 2004 will be published on the website of the Hong Kong Stock Exchange
(http://www.hkex.com.hk) in due course.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED

                                         By /s/   Su Liang
                                            ------------------------------------
                                            Name: Su Liang
                                            Title: Company Secretary

Date: April 29, 2005